Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals Inc. Ships 8 Tons of Product to China

Thursday May 15, 8:30 am ET

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB:GMPM - News) announced that the Company has commenced its export program with China. The China market is a key component in Gamma’s dual home market strategy designed to achieve rapid revenue growth and profitability. This week, Gamma shipped 8-tons of products featuring Gamma’s Gel Delivery Technology®. The products shipped include Gamma’s Brilliant Choice® Gelibites® nutritional supplements. Gamma produces the products in the U.S., and then ships in bulk to China for final packaging and sale. Today, Gamma’s China operations are directed from the Company’s Beijing Representative Office. Gamma utilizes its China operation for selected off-shore functions including graphic design, printing, packing, labeling and distribution resources. Gamma manages and controls all marketing, advertising and promotion resources internally.

Peter Cunningham, Gamma’s Chief Executive Officer, highlighted, “Gamma’s operations in China are based on best practices and enable the Company to gain a competitive advantage with ‘made in America products’ sold at premium prices. Profitability is enhanced with the use of the domestic Chinese cost structure for graphic design, printing, final packaging and distribution. The combination of premium price and local cost structure improves our overall margin profile.” Hao Zhang, Ph.D., Gamma’s Chief Marketing Officer, added, “Gamma’s China target market is characterized as urban households in which the parents are college-educated, working in management positions for multinational companies or large local companies; and in the household, they may have children and/or grandparents. This segment totals more than 10.0 million consumers in China’s four top–tier cities.”

Gamma Pharmaceuticals Inc. is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only full suite of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technologies enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Gamma presents consumers with a choice that offers a more pleasant experience with convenient, great-tasting and fast-acting product forms.

Gamma master brands include: Brilliant Choice™, Savvy Choice™ and AirDefense™ Vitamins, Nutritional Supplements and Immune Boosters; iceDROP Instant Hand Sanitizer™ (Beijing); Diabetes Type II/Pre-Diabetes, Stress reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Youth targeted products are sold as Jugular™ Energy – “Go for the Jugular™.” Gamma also develops and manufactures house brands for major retailers. At this time Gamma is holding licenses for 9 SKUs in China.

Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (LOHAS) and the youth energy products market with Gel products. Primary Channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Peter Cunningham or Joe Cunningham, 702-989-5262
Source: Gamma Pharmaceuticals Inc.